Mail Stop 3561

July 10, 2006

Nicholas Landekic
President and CEO
Polymedix, Inc.
3701 Market Street, Suite 442
Philadelphia, PA 19104

      Re: **Polymedix, Inc.**
              Registration Statement on Form 10-SB
              Filed April 5, 2006
              File No. 0-51895

Dear Mr. Landekic:

      We have completed our review of your Form 10-SB and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc (via fax):   Michael F. Marino, Esq.
               Fax: 215-963-5001